UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“2016 Half Year Results”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA + 1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Bastien Musy Switzerland +41 61 323 1910 USA +1 202 737 6520

Basel, Switzerland, July 22, 2016

2016 Half Year Results

Focus on innovation, profitability and cash generation

•	Sales $7.1 billion: 2 percent lower at constant exchange rates

-	sales 7 percent lower at actual rates

•	Sales of new products up 73 percent[1]

•	EBITDA $1.8 billion: margin 24.9 percent (H1 2015: 26.2%)

-	EBITDA margin slightly higher at constant exchange rates: 26.4%

•	AOL savings program set to achieve full year target

•	Earnings per share[2] $12.69

•	Free cash flow $337 million (H1 2015: - $109 million)

	Reported Financial Highlights
	1st Half 2016 $m	1st Half 2015 $m	Actual %	CER[1] %
Sales	7,094	7,634	-7	-2
Operating income	1,351	1,566	-14
Net income	1,064	1,221	-13

EBITDA	1,767	2,000	-12	-2
Earnings per share[2]	12.69	14.70	-14

1 At constant exchange rates

2 Excluding restructuring and impairment; EPS on a fully diluted basis

Syngenta – July 22, 2016 / Page 1 of 8

Erik Fyrwald, Chief Executive Officer, said:

“Since joining Syngenta on 1 June 2016, I have visited all four of our regions and have had the opportunity to engage with both employees and customers. I have seen at first hand both the quality of our people and the strength of the portfolio, attributes which I have long admired at the company. Add to that first rate science and an outstanding pipeline, and this company clearly has a great future ahead of it.

“In the short term, the industry continues to experience tough market conditions, with low commodity prices and economic and currency challenges. I am pleased that we took early action to improve operating efficiency with the Accelerating Operational Leverage program, which this year is again expected to deliver savings ahead of target.

“The transaction with ChemChina will ensure continuing choice for growers at a time of industry consolidation. We are having constructive discussions with all regulatory authorities which reinforce our confidence in closing the transaction by the end of the year. ChemChina’s long term commitment to the business will underpin our ongoing investment in innovation, so that growers will continue to benefit from our broad technology platforms for decades to come.”

Financial highlights 1st Half 2016

Sales $7.1 billion

Sales were 2 percent lower at constant exchange rates, with volume down 3 percent and prices up 1 percent. Integrated sales were 3 percent lower, with volume down 4 percent and prices up 1 percent. Most of the price increase related to moves in the CIS to offset currency depreciation; pricing elsewhere was positive overall. Excluding glyphosate and the year-on-year impact of the change in sales terms in Brazil implemented in 2015, integrated sales were 1 percent lower. Reported sales were down 7 percent due to the strength of the US dollar.

EBITDA $1.8 billion

EBITDA was 12 percent lower including a negative impact from currencies of $203 million; excluding the CIS the impact was around $100 million. The EBITDA margin was 24.9 percent (H1 2015: 26.2 percent) reflecting the impact of lower volumes and a bad debt provision in Venezuela. Operating costs continue to be well controlled.

Net financial expense and taxation.

Net financial expense was $130 million (H1 2015: $101 million) with the increase due to higher hedging costs and currency volatility. The tax rate before restructuring was 15 percent (H1 2015: 17 percent).

Net income

Net income including restructuring and impairment was $1.1 billion (H1 2015: $1.2 billion). Earnings per share, excluding restructuring and impairment, were $12.69 (H1 2015: $14.70).

Cash flow and balance sheet

Free cash flow before acquisitions was $335 million (H1 2015: -$113 million). This is the first time since 2011 that free cash flow has been positive in the first half. The improvement reflects rigorous working

Syngenta – July 22, 2016 / Page 2 of 8

capital control with a particular focus on inventory levels. Average trade working capital as a percentage of sales was 47 percent (H1 2015: 43 percent) due to the increased receivables in Latin America.

Fixed capital expenditure including intangibles was $221 million. For the full year fixed capital expenditure of around $600 million is expected.

Dividend

A dividend of CHF 11.00 per share (unchanged compared with 2015) was paid on May 2, representing a total payout of $1,040 million and a payout ratio of 64 percent.

Brexit implications

Syngenta has large R&D and manufacturing activities in the UK whereas sales in the country represent around 1% of total group sales. The company therefore has a net short position in the pound sterling. EBITDA exposure to the pound in 2016 is largely covered by hedging contracts.

Business highlights 1st Half 2016

	Half Year		Growth		2nd Quarter		Growth
	2016 $m	2015 $m	Actual %	CER %	2016 $m	2015 $m	Actual %	CER %
Europe, Africa, Middle East	2,692	2,882	-7	+2	945	1,053	-10	-6
North America	2,115	2,230	-5	-4	1,129	1,211	-7	-6
Latin America	1,041	1,170	-11	-5	642	675	-5	-
Asia Pacific	910	1,027	-11	-8	480	525	-9	-6
Total integrated sales	6,758	7,309	-8	-3	3,196	3,464	-8	-5
Lawn and Garden	336	325	+3	+6	156	153	+2	+2
Group sales	7,094	7,634	-7	-2	3,352	3,617	-7	-5

Integrated sales performance

•	Sales $6.8 billion, 3 percent lower at constant exchange rates

-	volume -4%, price +1%

•	EBITDA $1.7 billion (H1 2015: $1.9 billion)

•	EBITDA margin 25.0% (H1 2015: 26.5%)

Europe, Africa and the Middle East: Growth in the region in the first half was driven by an excellent performance in the CIS, with further expansion of strong market positions in crop protection and seeds. Volumes increased in both Russia and Ukraine, with further price increases implemented to offset the impact of currency depreciation. Elsewhere in Europe, adverse weather conditions impacted the business in the second quarter. North-west Europe in particular was affected by heavy rainfall which reduced applications of crop protection products: in Germany, for example, the market registered a double digit decline for the first half.

Syngenta – July 22, 2016 / Page 3 of 8

North America: Crop protection sales were only slightly lower despite challenging grower economics and the deliberate reduction in glyphosate. New product introductions made a significant contribution, with the launch of the fungicides SOLATENOL™ and ORONDIS™ and the ramp-up of ACURON™ in the corn herbicide market. Seeds sales were lower in the second quarter, mainly due to a competitive soybean market.

Latin America: Excluding the impact of the change in sales terms, sales were up 3 percent, despite a significant decline in Venezuela. In fungicides, ELATUS™ continues to perform well against soybean rust in Brazil. Insecticides sales continue to be constrained by the high level of channel inventories and by soybean trait adoption. Seeds sales showed strong growth driven by second season corn in Brazil and by higher corn acreage in Argentina.

Asia Pacific: Weather conditions started to improve towards the end of the second quarter but the impact of El Niño on first half performance was still significant. Severe drought in Vietnam led to a reduction in rice acreage and to lower investment on those acres that were planted. Conditions were also dry in the Philippines and in Thailand, where the rice market has been further affected by changes in government policy.

Lawn and Garden performance

•	Sales $336 million, up 6% at CER

•	EBITDA $81 million (H1 2015: $73 million)

•	EBITDA margin 24.1% (H1 2015: 22.4%)

Sales growth was driven by vector control in Africa and the Middle East. Turf products also contributed to growth, with increased demand in the USA and Japan.

Accelerating Operational Leverage

The Accelerating Operational Leverage (AOL) program, announced in February 2014, targets savings of $1 billion by 2018 through a combination of cost savings, efficiencies and growth leverage. The program has three main pillars: Commercial; Research and Development; and Global Operations. The program’s aim is to optimize the cost structure across the business in order to attain industry-leading efficiency. In 2015, the company exceeded its first year target with savings of $300 million. The company achieved savings of $140 million in the first half 2016 and is on track to achieve full year savings of $300 million, again ahead of the original target.

Syngenta – July 22, 2016 / Page 4 of 8

Outlook

Erik Fyrwald, Chief Executive Officer, said:

“After a resilient first quarter, market conditions were more difficult in the second quarter, notably for the high margin Europe, Africa and the Middle East business. Looking at the prospects for the second half, we expect a return to growth in Asia Pacific with the recent easing of drought conditions in several countries. In Latin America, growers in Brazil continue to face economic uncertainty and credit constraints, although their underlying profitability remains robust. Group sales for the year are expected to be slightly below last year at constant exchange rates; reported sales are likely to show a mid-single digit decline due to the continuing strength of the dollar.

“We remain fully on track with the measures we are taking on costs, with projected AOL savings for the full year of $300 million and a further reduction in raw material costs. This, together with our successful management of currency risks during the forthcoming Latin American season, should enable us to maintain the full year EBITDA margin at around last year’s level. Our ongoing focus on working capital management underpins our expectation of an increase in free cash flow for the year to over $1 billion1.

“Our new products continue to perform strongly even in difficult markets, and we look forward to another major new launch - ADEPIDYN™ - towards the end of this year, pending registration. Further enhancements in sales force effectiveness will also enable us to grow market share on a sustainable basis.”

Crop Protection

	Half Year		Growth		2nd Quarter		Growth
Crop Protection by product line[2]	2016 $m	2015 $m	Actual %	CER %	2016 $m	2015 $m	Actual %	CER %
Selective herbicides	1,849	1,980	-7	-2	969	1,034	-6	-4
Non-selective herbicides	391	490	-20	-16	241	295	-18	-15
Fungicides	1,758	1,871	-6	-2	850	889	-4	-2
Insecticides	785	849	-8	-3	398	419	-5	-2
Seedcare	403	438	-8	-2	159	183	-13	-8
Other crop protection	58	53	+10	+15	23	20	+18	+23
Total	5,244	5,681	-8	-3	2,640	2,840	-7	-4

Selective herbicides: major brands ACURON™, AXIAL®, CALLISTO® family, DUAL MAGNUM®, BICEP® II MAGNUM, FUSILADE® Max, FLEX®, TOPIK®

Sales were slightly lower due to Latin America, where they were affected by a decline in Venezuela. In North America the main growth driver was the continued adoption by US growers of the corn herbicide ACURON™. In Europe, Africa and the Middle East, growth was driven by strong demand in the CIS, which more than offset the impact of adverse weather in Central Europe.

Non-selective herbicides: major brands GRAMOXONE®, TOUCHDOWN®

1 Excluding acquisitions and costs associated with the ChemChina transaction

2 Excluding Lawn & Garden

Syngenta – July 22, 2016 / Page 5 of 8

2016 is the final year in which TOUCHDOWN® sales are being deliberately reduced in order to improve profitability. At the same time glyphosate prices continue to decline. There is also some price weakness in GRAMOXONE®, with volumes affected by dry weather in ASEAN countries.

Fungicides: major brands ALTO®, AMISTAR®, BONTIMA™, BRAVO®, ELATUS™, MODDUS®, ORONDIS™, REVUS®, RIDOMIL GOLD®, SCORE®, SEGURIS®, TILT®, TRIVAPRO™, UNIX®

Double digit growth was achieved in North America as new products ORONDIS™ and TRIVAPRO™ (based on SOLATENOL™) saw strong momentum. Volumes were lower in Europe, due to exceptionally wet weather, and in Asia Pacific, where rice growers faced severe drought. ELATUS™ continued to perform strongly, with double-digit growth in Brazil.

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Insecticides saw growth across the northern hemisphere, with particularly good performances by ACTARA®, DURIVO® and KARATE® in North America. In Asia Pacific and Latin America, sales were affected by low insect pressure, which resulted in a continuing high level of channel inventories in Brazil.

Seedcare: major brands AVICTA®, CELEST®, CRUISER®, DIVIDEND®, FORTENZA®, MAXIM®, VIBRANCE®

Emerging market growers continue to adopt new technology, with notable growth for CRUISER® in the CIS and South East Europe, and MAXIM® in Latin America South. Sales in Canada staged a strong recovery, led by the SDHI fungicide VIBRANCE®, which was more than offset by lower treatment intensity and higher inventory in the USA.

	Half Year		Growth		2nd Quarter		Growth
Crop Protection by region[1]	2016 $m	2015 $m	Actual %	CER %	2016 $m	2015 $m	Actual %	CER %
Europe, Africa, Middle East	2,026	2,163	-6	+1	752	845	-11	-7
North America	1,532	1,583	-3	-2	936	949	-1	-1
Latin America	915	1,059	-14	-9	571	616	-7	-3
Asia Pacific	771	876	-12	-8	381	430	-11	-9
Total	5,244	5,681	-8	-3	2,640	2,840	-7	-4

1 Excluding Lawn & Garden

Syngenta – July 22, 2016 / Page 6 of 8

Seeds

	Half Year		Growth		2nd Quarter		Growth
Seeds by product line[1]	2016 $m	2015 $m	Actual %	CER %	2016 $m	2015 $m	Actual %	CER %
Corn and soybean	768	866	-11	-7	248	305	-19	-17
Diverse field crops	449	456	-1	+11	132	149	-11	-3
Vegetables	327	331	-1	+3	185	180	+2	+4
Total	1,544	1,653	-7	-	565	634	-11	-8

Corn and soybean: major brands AGRISURE®, GOLDEN HARVEST®, NK®, VIPTERA™

Corn branded sales were up in the USA with strong late season orders reflecting increased planted acreage. Corn trait licensing income was lower due to the phasing of payments. The impact of lower acreage in Europe was largely offset by a strong start to the summer season in Latin America and the adoption of VIPTERA™ trait technology. Soybean sales were lower in a competitive US environment.

Diverse field crops: major brands NK® oilseeds, HILLESHÖG® sugar beet

Sunflower sales grew strongly in the CIS countries and in South East Europe. In addition to increased acreage, growers continue to adopt superior genetics with a proven track record on the field.

Vegetables: major brands ROGERS®, S&G®

Demand was strong in Latin America, notably in Brazil and Mexico, as favorable currency rates improved growers’ profitability in export markets. Broad-based price increases were achieved in all regions, reflecting the ability to capture value from a high quality portfolio of hybrids.

	Half Year		Growth		2nd Quarter		Growth
Seeds by region[1]	2016 $m	2015 $m	Actual %	CER %	2016 $m	2015 $m	Actual %	CER %
Europe, Africa, Middle East	673	721	-7	+4	193	208	-8	-3
North America	595	655	-9	-9	197	263	-25	-25
Latin America	134	122	+10	+25	75	65	+16	+24
Asia Pacific	142	155	-8	-3	100	98	+3	+7
Total	1,544	1,653	-7	-	565	634	-11	-8

The full version of the Half Year Results 2016 press release and a presentation covering the results are available here.

1 Excluding Lawn & Garden

Syngenta – July 22, 2016 / Page 7 of 8

Announcements and meetings
Third quarter trading statement 2016	October 25, 2016

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta

Additional information and where to find it

This release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell company securities.  The solicitation and offer to buy company securities will only be made pursuant to the Swiss offer prospectus and the offer to purchase and other documents relating to the U.S. offer that have been filed with the U.S. Securities and Exchange Commission ("SEC").  Investors and security holders are urged to carefully read the tender offer statement on schedule to filed by the offeror with the SEC and the solicitation/recommendation statement on schedule 14d-9 with respect to the offer filed by the company with the SEC, since these materials contain important information, including the terms and conditions of the offer. Investors and security holders may obtain a free copy of these materials and other documents filed by the offeror and the company with the SEC at the website maintained by the SEC at www.sec.gov.  Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by the company at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this release are forward-looking statements, including statements regarding the expected consummation of the Swiss and U.S. public tender offers, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the offers, such as regulatory approval for the transaction and the tender of at least 67% of the outstanding shares of the company, the possibility that the transaction will not be completed and other risks and uncertainties discussed in the company’s public filings with the SEC, including the “risk factors” section of the company’s form 20-f filed on February 11, 2016, as well as the tender offer documents filed by the offeror and the solicitation/recommendation statement filed by the company.  These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements.  These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements.  The offeror, ChemChina and the company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this release or otherwise.

Syngenta – July 22, 2016 / Page 8 of 8

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	July 22, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Markus Widmer
			Name:	Markus Widmer
			Title:	Legal Counsel